SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)



                            Uranium Resources Inc.
                                Name of Issuer


                   Common Stock, $0.001 par value per share
                        (Title of Class of Securities)


                                   916901309
                                (CUSIP Number)


                              Robert F. MacLellan
                                   Chairman
                           TD Asset Management Inc.
                           10th Floor, TD Bank Tower
                                55 King St. W.
                            Toronto Dominion Centre
                             Toronto, Ont. M5K 1A2
                                    Canada
                                 (416)307-9871
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                               January 07, 1998
            (Date of Event which Requires Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7)

          Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise be subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 916901309

1.   Name of Reporting Person            TD Asset Management Inc.
     S.S. or I.R.S. Identification
     No. of Above Person:                Not applicable

_________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group*:  a) [ ]
                                                         b) [ ]
_________________________________________________________________________


3.   SEC Use Only

_________________________________________________________________________


4.   Source of Funds:     Not applicable - sale of securities

_________________________________________________________________________


5.   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d)(e):              [ ]

_________________________________________________________________________


6.   Citizenship or Place of Organization:
     Toronto, Ontario, Canada



     Number of Shares     7.   Sole Voting Power:       583,050
     Beneficially Owned   8.   Shared Voting Power:           0
     by Each Reporting    9.   Sole Dispositive Power:  583,050
     Person With:         10.  Shared Dispositive Power:      0

_________________________________________________________________________


11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person:                    583,050

_________________________________________________________________________


12.  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares*:                  [ ]

_________________________________________________________________________

13.  Percent of Class Represented by Amount in Row (11):     4.8%

_________________________________________________________________________


14.  Type of Reporting Person:  OO - See Item 2c) for description

                                 SCHEDULE 13D


Item 1:   Security and Issuer

     a)   Title and Class:  Common Stock, $0.001 par value per       share
     b)   Name and Address:    Uranium Resources Inc.
                               12750 Merit Drive
                               Suite 1020
                               Dallas, Texas  75251

Item 2:  Identity and Background Identity

     a)   Name:  TD Asset Management Inc.
     b)   Place of Organization:  Toronto, Ontario, Canada
     c) Principal Business: Mutual Fund Dealer, and Investment Counselor and Portfolio Manager
          Address:  10th Floor, TD Bank Tower
                    55 King Street W.
                    Toronto Dominion Bank Tower
                    Toronto, Ont.  M5K 1A2

The following information with respect to each executive officer and director, that is, control persons, of TD Asset Management Inc. ("TDAM") is set forth in Appendix I, and of The Toronto-Dominion Bank, the corporation ultimately in control of TDAM, is set forth in Appendix II, hereto: (i) name, (ii) business address, and (iii) principal occupation or employment. Other than set out herein, neither TDAM, The Toronto-Dominion Bank, any of the individuals set out in Appendix I, nor, to the best of my knowledge, without specific inquiry, any of the individuals set out in Appendix II, hold stock in Uranium Resources Inc.

     d)   None
     e)   None
     f)   Canadian

Item 3:  Source and Amounts of Fund or Other Considerations

     Not applicable - sale of securities

Item 4:  Purpose of Transaction

TDAM manages directly 22 mutual funds, out of the 39 mutual funds that form the Green Line Family of No-Load Mutual Funds, distributed in Canada, by prospectus. The common stock of Uranium Resources, Inc. is held in three of these funds: the Green Line Value Fund, the Green Line Resource Fund, and the Green Line Energy Fund. There are 1,655,489 unit holders in the 22 funds directly managed by TDAM. The dispositions were made for investment purposes only. In the future, TDAM may purchase or dispose of Uranium Resources, Inc. stock, for these or other funds that it manages, for the same purpose.

Item 5:  Interest in Securities of the Issuer

     a)   Number:  583,050
          Percentage:  4.8%

     b)   1.   Sole power to vote or to direct the vote:  583,050

          2.   Shared power to vote or to direct the vote:  0
          3.   Sole power to dispose or to direct the disposition:  583,050
          4.   Shared power to dispose or to direct the disposition:  0

     c) Information concerning transactions in the common stock effected by TD Asset Management Inc.:
          -- Nov. 19, 1997 - TDAM sold 3,000 common shares of Uranium Resources Inc. at a price of $4.75 per share on NASDAQ.
          -- Jan. 06, 1998 - TDAM sold 15,000 common shares of Uranium Resources Inc. at a price of $4.2083 per share on NASDAQ.
          -- Jan. 07, 1998 - TDAM sold 20,650 common shares of Uranium Resources Inc. at a price of $4.2708 per share on NASDAQ.

     d)   Not applicable

     e)   January 07, 1998

Item 6: Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

          None

Item 7:   Material to be Filed as Exhibits

          None


Signature:     /s/ Robert F. MacLellan

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:     January 07, 1997

Signature:     /s/ Robert F. MacLellan

Name/Title:    Robert F. MacLellan, Chairman,
               TD Asset Management Inc.

                                  APPENDIX I

                EXECUTIVE OFFICERS OF TD ASSET MANAGEMENT INC.


NAME                              PRINCIPAL OCCUPATION AND
                                  ADDRESS OF EMPLOYMENT


Cameron A. Beheshti               Secretary
                                  12th Floor, TD Bank Tower
                                  55 King St. W.
                                  Toronto Dominion Centre
                                  Toronto, Ont. M5K 1A2
                                  Canada

Jerry Beniuk                      Senior Vice President, Operations
                                  24th Floor
                                  Commercial Union Tower
                                  100 Wellington St.
                                  Toronto Dominion Centre
                                  Toronto, Ont. M5K 1A2
                                  Canada

Stephen J. Geist                  Chief Financial Officer
                                  26th Floor, TD Bank Tower
                                  55 King St. W.
                                  Toronto Dominion Centre
                                  Toronto, Ont. M5K 1A2
                                  Canada

Geoffrey Horrocks                 Chief Compliance Officer
                                  18th Floor, TD Bank Tower
                                  55 King St. W.
                                  Toronto Dominion Centre
                                  Toronto, Ont. M5K 1A2
                                  Canada

Robert F. MacLellan               Chairman
                                  10th Floor, TD Bank Tower
                                  55 King St. W.
                                  Toronto Dominion Centre
                                  Toronto, Ont. M5K 1A2
                                  Canada

Stuart A. Reynolds                Vice President, Operations
                                  24th Floor
                                  Commercial Union Tower
                                  100 Wellington St.
                                  Toronto Dominion Centre
                                  Toronto, Ont. M5K 1A2
                                  Canada

J. Mark Wettlaufer                President
                                  26th Floor, TD Bank Tower
                                  55 King St. W.
                                  Toronto Dominion Centre
                                  Toronto, Ont. M5K 1A2
                                  Canada

                                  APPENDIX II
         BUSINESS ADDRESSES OF DIRECTORS AND EXECUTIVE OFFICERS OF THE
                             TORONTO-DOMINION BANK

DIRECTORS

Mr. M. Norman Anderson            President
                                  Norman Anderson & Associates
                                    Ltd.
                                  502-455 Granville Street
                                  Vancouver, B.C. V6C 1V2

Mr. A. Charles Baillie            President & Chief Executive Officer
                                  The Toronto-Dominion Bank
                                  P.O. Box 1
                                  Toronto-Dominion Centre
                                  Toronto, Ontario  M5K 1A2

Mr. Philippe de G. Beaubien       Chairman of the Board
                                  Telemedia Inc.
                                  1 Place Ville-Marie
                                  Suite 3333
                                  Montreal, Quebec  H3B 3N2

Mr. G. Montegu Black              Chairman and President
                                  Txibanguan Limited
                                  1969 Leslie Street
                                  North York, Ontario  M3B 2M3

Mr. William T. Brock              Deputy Chairman
                                  The Toronto-Dominion Bank
                                  P.O. Box 1
                                  Toronto-Dominion Centre
                                  Toronto, Ontario  M5K 1A2

Mr. Andre Chagnon                 Chairman of the Board &
                                    Chief Executive Officer
                                  Le Groupe Videotron Ltee.
                                  300 Viger Avenue East
                                  Montreal, Quebec  H2X 3W4

Mr. Marshall A. Cohen, Q.C.       Counsel
                                  Cassels Brock & Blackwell
                                  Scotia Plaza
                                  40 King Street West
                                  Suite 2100
                                  Toronto, Ontario  M5H 3C2

Dr. Gail Cook-Bennett             Vice Chair
                                  Bennecon Ltd.
                                  Management Consultants
                                  P.O. Box 59
                                  Toronto-Dominion Centre
                                  Toronto, Ontario  M5K 1E7

Dr. Wendy K. Dobson               Professor and Director
                                  Centre for International
                                    Business
                                  Faculty of Management
                                  University of Toronto
                                  Joseph L. Rotman Center
                                    for Management
                                  105 St. George Street
                                  Toronto, Ontario  M5S 3E6

Dr. Marsha P. Hanen               President and Vice-Chancellor
                                  The University of Winnipeg
                                  515 Portage Avenue
                                  Winnepeg, Manitoba  R3B 2E9

The Honourable E. Leo Kolber      Claridge Inc.
                                  1170 Peel Street
                                  Montreal, Quebec  H3B 4P2

Mr. Pierre H. Lessard             President & Chief
                                    Executive Officer
                                  Metro-Richelieu Inc.
                                  11011, boul. Maurice-Duplessis
                                  Montreal, Quebec  H1C 1V6

Mr. Brian F. MacNeill             President & Chief
                                    Executive Officer
                                  IPL Energy Inc.
                                  Suite 2900
                                  Canada Trust Tower
                                  421-7th Avenue SW
                                  Calgary, Alberta  T2P 4K9

Mr. James A. Pattison             Chairman, President &
                                    Chief Executive Officer
                                  The Jim Pattison Group
                                  1055 West Hastings Street
                                  Suite 1600
                                  Vancouver, B.C.  V6E 2H2

Mr. Roger Phillips                President & Chief
                                    Executive Officer
                                  IPSCO Inc.
                                  P.O. Box 1670
                                  Armour Road
                                  Regina, Saskatchewan S4P 3C7

Dr. Robert J. Richardson          215 Ross Drive
                                  R.R. #3
                                  North Bay, Ontario  P1B 8G4

Mr. Edward S. Rogers              President & Chief
                                    Executive Officer
                                  Rogers Communications Inc.
                                  P.O. Box 1007, Scotia Plaza
                                  40 King Street West
                                  Suite 6400
                                  Toronto, Ontario  M5H 3Y2

Ms. Helen K. Sinclair             Chief Executive Officer
                                  Bank Works Trading Inc.
                                  20 Adelaide Street East
                                  Suite 500
                                  Toronto, Ontario  M5C 2T6

Mr. Donald R. Sobey               Chairman
                                  Empire Company Limited
                                  115 King Street
                                  Stellarton, N.S.  B0K 1S0

Dr. Michael D. Sopko              Chairman & Chief
                                    Executive Officer
                                  Inco Limited
                                  145 King Street West
                                  Suite 1500
                                  Toronto, Ontario  M5H 4B7

Mr. John M. Thompson              Senior Vice President &
                                    Group Executive
                                  IBM Corporation
                                  P.O. Box 1000, Route 100
                                  Somers, N.Y.  10589

Mr. Richard M. Thomson            Chairman
                                  The Toronto-Dominion Bank
                                  P.O. Box 1
                                  Toronto-Dominion Centre
                                  Toronto, Ontario  M5K 1A2

Mr. George W. Watson              President & Chief
                                    Executive Officer
                                  TransCanada PipeLines Limited
                                  TransCanada PipeLines Tower
                                  111-Fifth Avenue SW
                                  P.O. Box 1000, Station M
                                  Calgary, Alberta  T2P 4K5

Mr. Adam H. Zimmerman, F.C.A.     Suite 500
                                  One Toronto Street
                                  Toronto, Canada  M5C 2W4

NON-DIRECTOR EXECUTIVE OFFICERS

Mr. Robert P. Kelly               Vice Chairman,
                                  Retail Branch Banking
                                  The Toronto-Dominion Bank
                                  P.O. Box 1
                                  Toronto-Dominion Centre
                                  Toronto, Ontario  M5K 1A2

Mr. Sydney R. McMorran            Vice Chairman,
                                  Group Administration
                                  The Toronto-Dominion Bank
                                  P.O. Box 1
                                  Toronto-Dominion Centre
                                  Toronto, Ontario  M5K 1A2

Mr. G. F. Kym Anthony             Executive Vice President,
                                  Investment Banking
                                  The Toronto-Dominion Bank
                                  P.O. Box 1
                                  Toronto-Dominion Centre
                                  Toronto, Ontario  M5K 1A2

Mr. Allen W. Bell                 Executive Vice President,
                                  Group Human Resources
                                  The Toronto-Dominion Bank
                                  P.O. Box 1
                                  Toronto-Dominion Centre
                                  Toronto, Ontario  M5K 1A2

Mr. L. Arthur English             Executive Vice President,
                                  Alternate Retail Banking
                                  The Toronto-Dominion Bank
                                  P.O. Box 1
                                  Toronto-Dominion Centre
                                  Toronto, Ontario  M5K 1A2

Mr. Kenneth B. Foxcroft           Executive Vice President,
                                  Treasury, Investment Banking
                                  The Toronto-Dominion Bank
                                  P.O. Box 1
                                  Toronto-Dominion Centre
                                  Toronto, Ontario  M5K 1A2

Mr. J. Duncan Gibson              Executive Vice President,
                                  Wealth Management Services
                                  The Toronto-Dominion Bank
                                  P.O. Box 1
                                  Toronto-Dominion Centre
                                  Toronto, Ontario  M5K 1A2

Mr. W. Keith Gray                 Executive Vice President,
                                  Investor Services,
                                  Wealth Management Services
                                  The Toronto-Dominion Bank
                                  P.O. Box 1
                                  Toronto-Dominion Centre
                                  Toronto, Ontario  M5K 1A2

Mr. Stephen D. McDonald           Executive Vice President
                                  Corporate Banking
                                  The Toronto-Dominion Bank
                                  P.O. Box 1
                                  Toronto-Dominion Centre
                                  Toronto, Ontario  M5K 1A2